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                                                                     Exhibit 4.2



PERSONAL & CONFIDENTIAL



Dear ________,

I refer to our various recent discussions and have pleasure in confirming our offer of employment to you as _______________ , Bluegum Group Pty Limited. (Please note your working title internally and in the Australasian market will be ________________ .) In this position you will report to myself as Chief Executive Officer.

The following terms and conditions of employment will apply:

EMPLOYMENT STATUS

Permanent full time

LOCATION

Liverpool

REMUNERATION

Your fixed remuneration package will be A$________ per annum. This includes company contribution to superannuation. Your salary will be paid monthly by Bluegum Telecommunications Pty Limited on the 15th of each month by electronic funds transfer to your nominated bank account.

In addition, you will be eligible to receive variable remuneration of __% (threshold 1 satisfactory performance) or __% (threshold 2 - superior performance) of A$_______ per annum (to be adjusted annually in the same manner and by the same percentage as your fixed remuneration package) against the achievement of performance objectives to be mutually agreed.


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SHARES

Initially you will receive 10,000 share options in the company. These options will have a strike price to be determined by the Board. You may be granted further options in the future at the discretion of the Board.

In addition, to increase your equity in the company you will be encouraged to purchase employee shares as they become available. In this connection we are actively pursuing an initial parcel of 15,000 shares.

MOTOR VEHICLE

The company operates a novated lease arrangement with Lease Plan Australia Limited. Should you wish to take up this option, the value of your novated lease will be deducted from your fixed remuneration package.

LEAVE

Four weeks annual leave and NSW statutory holidays will apply. Leave loading is included in your fixed remuneration package.

You will be entitled to up to 15 days paid Personal Leave each year cumulative to 90 days. Personal Leave includes sick leave, carer's leave, compassionate leave, etc. In addition, salary continuance insurance providing 75% of your fixed remuneration package after a waiting period of three months for up to 24 months will be provided.

SUPERANNUATION

Company contribution to superannuation is _% of your fixed remuneration package. Any future variations to this percentage will be funded from your fixed remuneration package. These contributions will be paid to the Bluegum Colonial Master Trust Fund. Additional contributions on either a pre or post tax basis are at your discretion.

HOURS OF WORK

You will be expected to work such reasonable hours as necessary and mutually agreed to complete your work.

REMUNERATION REVIEWS

Your fixed remuneration package will be reviewed annually on the basis of individual and team contribution, company performance and market surveys.


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TERMINATION OF EMPLOYMENT

Should you wish to resign, a minimum of three calendar months notice will be required.

On acceptance of our offer of employment you will be provided with an Executive Service Agreement which will remain in force for a period of three years from the date of commencement of your employment with Bluegum. Should your employment be terminated during this period, unless for poor performance or summary dismissal, you will be compensated the greater of:

        (a) the amount of your package payable on the termination date as if you had continued to be employed from termination date until three years from date of commencement of employment, or

        (b) the amount of your package payable on the termination date as if you continued to be employed for a one year period from the termination date.

After three years from date of commencement of employment Bluegum may terminate your employment by giving three months notice.

CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

In your position you will have access to company confidential information and as such will be required to sign a Confidentiality Agreement on commencement of employment.

PROVISION OF INFORMATION

It is understood that all of the information provided by you as a part of your selection process is true and correct. The supply of false information renders you liable for dismissal.

SECURITY

Details of the company's security policy will be explained to you on commencement of employment. However, you should be aware that security staff or other authorised representatives of the company may require you to open your personal property for inspection during the course of your employment.

DATE OF COMMENCEMENT

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I would be grateful if you would indicate your understanding and acceptance of the above terms and conditions of employment by signing below and returning one copy of this letter to me.

I look forward to welcoming you to the Bluegum team and to working with you in the future.

Yours sincerely,



Paul Zuber
Chief Executive Officer

                                            Accepted
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                                            Date
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